UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2002

Flamel Technologies
(Translation of registrant's name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux cedex France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

INDEX

FLAMEL TECHNOLOGIES S.A.

FLAMEL TECHNOLOGIES S.A.

Item. 1

Financial Statements (Unaudited)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Amounts in thousands of dollars except share data)

	Three months ended March 31,	
	2001	2002
Revenue :		
License and research revenue	$ 2,390	$ 2,366
Product sales and services	750	220
Other income	328	2,609
Total revenue	3,468	5,195
Costs and expenses :		
Cost of goods and services sold	(737)	(300)
Research and development	(2,666)	(2,954)
Selling, general and administrative	(921)	(931)
Stock compensation expense	(6)	(5)
Total costs and expenses	(4,330)	(4,190)
Profit, (loss) from operations	(862)	1,005
Interest income, net	70	17
Foreign exchange gain	23	5
Profit,(loss) from operations before income taxes	(769)	1,027
Income tax benefit	-	-
Net profit, (loss)	$ (769)	$ 1,027
Net profit, (loss) per ordinary share	$ (0.05)	$0.07
Weighted average number of ordinary shares outstanding	16,198	16,198

See notes to unaudited condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(Amounts in thousands of dollars)

ASSETS

	December 31, 2001 (Note)	March 31, 2002 (Unaudited)
Current assets :		
Cash and cash equivalents	$ 5,309	$ 8,696
Accounts receivable	7,596	4,000
Inventory	569	675
Prepaid expenses and other current assets	325	382
Total current assets	13,799	13,753
Property and equipment, net	2,672	2,423
Other assets :		
Research and development tax credit receivable	1,623	230
Other long-term assets	50	60
Total other assets	1,673	290
Total assets	$ 18,144	$ 16,466

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31, 2001 (Note)	March 31, 2002 (Unaudited)
Current liabilities :		
Current portion of long-term debt	$ 391	$ 393
Current portion of capital lease obligations	390	312
Accounts payable	1,205	1,206
Current portion of deferred revenue	1,072	1,063
Accrued expenses	1,430	1,128
Advances from customers	1,191	
Other current liabilities	782	869
Total current liabilities	6,461	4,971
Long-term debt, less current portion	779	771
Other long-term liabilities	384	398
Deferred revenue, less current portion	2,875	1,765
Capîtal lease obligation, less current portion	136	105
Total long-term liabilities	4,174	3,039
Shareholders' equity :		
Ordinary shares	2,366	2,366
Additional paid-in capital	71,177	71,177
Accumulated deficit	(59,386)	(58,359)
Deferred compensation	(32)	(27)
Cumulative other comprehensive income	(6,616)	(6,701)
Total shareholders' equity	7,509	8,456
Total liabilities and shareholders' equity	$ 18,144	$ 16,466

<u>Note</u>: The balance sheet at December 31, 2001 has been derived from the audited financial statements at that date.

See notes to unaudited condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Amounts in thousands of dollars)

	Three months ended March 31,	
	2001	2002
Cash flows from operating activities :		
Net profit, (loss)	$ (769)	$ 1,027
Adjustments to reconcile net loss		
to net cash provided by operating activities :		
Depreciation and amortization	269	310
Stock compensation expense	6	5
Increase (decrease) in cash from :		
Accounts receivable	(642)	3,533
Inventory	128	(114)
Prepaid expenses and other current assets	(32)	(61)
Deffered revenue	(387)	(1,083)
Accounts payable	25	14
Accrued expenses	(866)	(1,375)
Research and development tax credit receivable	(14)	1,383
Other	(92)	480
Net cash from, (used by) operating activities	(2,374)	4,119
Cash flows from investing activities :		
Purchases of property and equipment	(213)	(89)
Net cash used for investing activities	(213)	(89)
Cash flows from financing activities :		
Cash proceeds from sale of ordinary shares	-	-
Principal payments on capital lease obligations	(87)	(104)
Net cash provided by financing activities	(87)	(104)
Effect of exchange rate changes on cash and cash equivalents	(388)	(539)
Net increase (decrease) in cash and cash equivalents	(3,062)	3,387
Cash and cash equivalents, beginning of period	10,137	5,309
Cash and cash equivalents, end of period	$ 7,075	$ 8,696

See notes to unaudited condensed consolidated financial statements

FLAMEL TECHNOLOGIES S. A.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

(Amounts in thousands of dollars except share data)

	Ordinary Shares		Additional Paid-in	Accumulated	Deferred	Cumulative Translation	Shareholders'
	Share	Amount	Capital	Deficit	Compensation	Adjustment	Equity
Balance January 1, 2002	16,197,590	$ 2,366	$ 71,177	$ (59,386)	$ (32)	$ (6,616)	$ 7,509
Amortization of deferred compensation	-	-	-	-	5	-	5
Net profit............................	-	-	-	1,027	-	-	1,027
Other comprehensive income.......................							
Translation adjustment.......................	-	-	-	-	-	(85)	(85)
Comprehensive income							942
Balance March 31, 2002	16,197,590	$ 2,366	$ 71,177	$ (58,359)	$ (27)	$ (6,701)	$ 8,456

See notes to unaudited condensed consolidated financial statements

1. ACCOUNTING POLICIES

The accompanying unaudited condensed consolidated financial statements were prepared in accordance with accounting principles for interim financial statements generally accepted in the United States. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of Flamel Technologies S.A. (the "Company"), all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation have been included.

The reporting currency of the Company is the U.S. dollar. The financial statements of the Company, whose functional currency is the Euro, have been translated into U.S. dollar equivalents using the period-end rate for asset and liability accounts, the weighted average rate for income and expense accounts, and historical rates for shareholders' equity accounts. Corresponding translation gains or losses are recorded in shareholders' equity.

Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. These condensed consolidated financial statements should be read in conjunction with the Company's audited annual financial statements.

2. REVENUES

2. 1 LICENSE RESEARCH AND CONSULTING AGREEMENTS

In accordance with the long-term research and product development agreement signed with Corning in December 1998, the Company received research and development payment of $113,000 and invoiced to Corning pilot batches of $250,000 for the first three months of 2002.

In accordance with the development and license agreement signed with Novo-Nordisk which terminated in December 2001, as of March 12, 2002, the Company recognized research and development revenues of $526,000 for this period.

In accordance with the license agreement signed with Servier in December 2001, the Company recognized research and development revenues of $682,000 and licensing fees of $249,000 for the first three months of 2002.

In accordance with the license agreement signed with Merck in September 2001, the Company recognized research and development revenues of $146,000 and licensing fees of $8,000 for the first three months of 2002.

The Company received research and development payments on six feasibility studies with undisclosed partners for an amount of $383,000 for the first three months of 2002.

2.2 OTHER REVENUES

In accordance with the long-term research and product development agreement signed with Corning in December 1998, the Company recognized revenue of $265,000 corresponding to the royalties for the three months period ended March 31,2002.

The Company recognized revenue of $2,342,000 as the final result of the litigation with the Welcome Foundation on Genvir after the signature in January 2002 of a final settlement on that procedure.

Item. 2

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues for the quarter ended March 31, 2002 increased to $5.2 million, compared to $3.5 million for the first quarter of 2001.

License and research revenue for the quarter ended March 31, 2002 of $2.4 million included $0.5 million revenue from Novo-Nordisk for financing R&D efforts in the first quarter of 2002 in accordance with the development and license agreement signed in December 1999 and terminated as of March 12, 2002, for the development of a long-acting insulin, $0.9 million from Servier in accordance with the license agreement signed in December, $0.4 million from feasibility studies with six partners and $0.4 million from the on going research collaboration with Corning.

License and research revenue for the first quarter of 2001 largely consisted of revenues from Novo-Nordisk, Corning, and various undisclosed partners. Other revenues for the two quarters ended March 31, 2002 and 2001 included in the two periods royalty income related to Corning's new photochromic plastic lens product incorporating technology developed by the Company and $2.3 million received in settlement of litigation with the Welcome Foundation regarding Flamel's long acting acyclovir product Genvir. Revenues from product sales and services were $0.2 million in the quarter ended March 31, 2002, compared to $0.7 million in the first quarter of 2001 which included $0.5 million from sales of photochromic materials to Corning.

Total operating costs for the quarter ended March 31, 2002 amounted to $4.2 million, down from $4.3 million in the comparable quarter in 2001. Research and Development costs for the first quarter of 2002 increased to $3.0 million from $2.7 million in the first quarter 2001 as largely a result to expenses related to reductions in Flamel's work force. Sales, General and Administrative costs remained constant for both the first quarter of 2002 and the first quarter of 2001 at a level of $0.9 million.

Overall, the Company had a profit from operations of $1.0 million for the quarter, compared to a loss of $0.8 million ($0.05 per share) in the comparable quarter in 2001.

As a result of fluctuations in the amount of quarterly revenues, which may arise from the signing of research collaborations, license agreements or other extraordinary transactions, interim results are not necessarily indicative of the operating results for the full year.

Liquidity and Capital Resources

On March 31, 2002, the Company had $8.7 million in cash and cash equivalents and $4 million in accounts receivable.

Net cash from operating activities amounted to $4.1 million for the first three months of 2002 which is due primarily to the profit of the period of $1.0 million, to the decrease of accounts receivable for $3.5 million corresponding to the payment of invoices made by the Company in the last part of year 2001, to the decrease of research and tax credit receivable due to the reimbursement received from tax authorities in the first quarter 2002, the decrease of accrued expenses due to the payment in the first quarter 2002 of important taxes and personnel accrued expenses from the end of year 2001 and the decrease of deferred revenues.

Cash used for capital investments was $0.1 million for the first three months of 2002, a decrease from $0.2 million for the comparable period in 2001.

INFORMATION FILED WITH THIS REPORT

Attached as Exhibit 1 to this Report on Form 6-K, and incorporated herein by reference, is the text of the Company's press release announcing its first quarter results for 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies

Dated: May 8, 2002

By: /s/ Stephen H. Willard
Name: Stephen Willard
Title: Executive Vice President, Chief Financial Officer and General Counsel

Exhibit 1

FLAMEL TECHNOLOGIES

For Immediate Release

Contact: Gérard Soula, C.E.O.
Frédérick Simonin, Marketing Assistant
Tel.: (33) 4-72-78-34-34
Fax: (33) 4-72-78-34-35
E-Mail: Soula@flamel.com
Simonin@flamel.com

Stephen H. Willard, Chief Financial Officer
Tel: (202) 862-3993
Fax: (202) 862-3933
E-Mail: Willard@flamel.com

Flamel Technologies Announces First Quarter Results, Showing Net Profit of $0.07 per share

LYON, France—April 29, 2002--Flamel Technologies (Nasdaq:FLML) today announced its financial results for the first quarter of 2002.

For the first quarter, Flamel reported total revenues of $5.2 million, compared to $3.5 million in the first quarter of 2001. Expenses increased slightly to $4.3 million, from $4.2 million in the first quarter of 2001. Net income the first quarter of 2002 was $1.0 million, compared to a loss of $0.8 million in the first quarter of last year. Net profit per share for the first quarter of 2002 was $0.07, compared to a net loss per share in the first quarter of 2001 of ($0.05). Cash on hand at the end of the quarter was $8.7 million, with an additional $4.0 million in accounts receivable.

Flamel's first quarter revenues included license and research revenues of $2.4 million, which was equivalent to those booked by Flamel in the same quarter of last year. Product sales and services declined to $0.2 million, compared to $0.8 million for the year-ago period, reflecting reduced sales of polymer to Corning as Corning reduces its existing inventories. Royalties to Flamel on sales of Corning's Sunsensor® products remained constant against the first quarter of last year. Revenues also included a payment to Flamel of $2.3 million by the Welcome Foundation in settlement of litigation regarding Flamel's long-acting acyclovir product, Genvir®.

Costs and expenses of Flamel's research and development increased to $3.0 million, from $2.7 million in the first quarter of 2001, largely as a result of additional work relating to the recently signed license agreement with Servier Monde which was announced in January. SG&A remained constant at $0.9 million, while costs of goods and services sold declined to $0.3 million, from $0.7 million, in reflection of reduced sales to Corning during the period.

"We believe that we have made important continuing progress this quarter in the development of our existing and potential new relationships with major pharmaceutical partners," commented Gerard Soula, president and chief executive officer of Flamel. "We believe our Micropump® technology has gained increasing acceptance as a platform of choice for the controlled release of antivirals, antidiabetics, antibiotics and cardiovascular drugs as a result of our successful human studies in each of these important areas. We are currently in active negotiations with a number of major pharmaceutical companies for potential licensing agreements for compounds in several of these classes. Also, our work with our Medusa® technology is proceeding positively and we are actively exploring a number of possible partnerships."

"This quarter's financial results were positively affected by the one-time litigation settlement," noted Stephen Willard, chief financial officer of Flamel. "We are pleased to have this litigation behind us and hope that it will make new opportunities possible for the Company. We are also pleased to note that our cash position improved year-over-year from $7.1 million in cash and $3.1 million in accounts receivable in Q1 2001 to $8.7 million in cash and $4.0 million in accounts receivable at the end of the first quarter this year. We intend to continue to focus on the preservation of our cash position as we move forward as a company."

Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Flamel's Medusa® technology is designed to deliver therapeutic proteins. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs.

Flamel's expertise in polymer science has also been instrumental in the development of a photochromic eyeglass lens product now marketed by Corning Inc.

This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.
These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel's reliance on outside parties and key strategic alliances.
These and other risks are described more fully in Flamel's Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2000.

-0-

Schedule Attached

FLAMEL TECHNOLOGIES S.A.
CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share data)

	Three months ended March 31 2002 US Dollars	Three months ended March 31 2001 US Dollars
REVENUES		
Licence and research revenue	2,366	2,390
Product sales and services	220	750
Royalties and other income	2,609	328
Total Revenues	**5,195**	**3,468**
COSTS and EXPENSES		
Cost of goods and services	(300)	(737)
Research and development	(2,954)	(2,666)
Selling, general and administrative	(931)	(921)
Stock compensation expense	(5)	(6)
Total Costs and Expenses	**(4,190)**	**(4,330)**
PROFIT,(LOSS) FROM OPERATIONS	**1,005**	**(862)**
Interest income, net	17	70
Foreign exchange gain	5	23
PROFIT, (LOSS) FROM OPERATIONS BEFORE INCOME TAXES	**1,027**	**(769)**
Income tax benefit	-	-
NE T PROFIT, (LOSS)	**1,027**	**(769)**
NET PROFIT, (LOSS) PER ORDINARY SHARE	**$0.07**	**$(0.05)**
Weighted average number of ordinary shares outstanding	16,198	16,198

FLAMEL TECHNOLOGIES

(UNAUDITED)